March 6, 2026

Gan Hong Loon
Chief Financial Officer
Phaos Technology (Cayman) Holdings Ltd
83 Science Park Drive
#04-01A/B The Curie , Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology (Cayman) Holdings Ltd
           Form 20-F filed September 18, 2025
           File No. 333-284137
Dear Gan Hong Loon:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services